UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: The Vantagepoint Funds (the “fund”)

3.	Securities and Exchange Commission File No.: 811- 08941

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application         ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

777 North Capitol Street, NE, Washington D.C. 20002-4240

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Angela Montez, Secretary of the fund, 777 North Capitol Street, NE, Suite 600, Washington D.C. 20002-4240, (202) 962-8096

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

ICMA Retirement Corporation, Attn: Legal Division, 777 North Capitol Street, NE, Suite 600, Washington D.C. 20002-4240, (202) 962-4600

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end         ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser:

Vantagepoint Investment Advisers, LLC, 777 N. Capitol Street, NE, Washington, DC 20002

Subadvisers:

AllianceBernstein L.P., 1345 Avenue of the Americas, New York, New York 10105

Analytic Investors, LLC, 555 W. Fifth Street, 50th Floor, Los Angeles, California 90013

Artisan Partners Limited Partnership, 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202

Atlanta Capital Management Company, LLC, 1075 Peachtree Street NE, Suite 2100, Atlanta, Georgia 30309

Barrow, Hanley, Mewhinney & Strauss, LLC, 2200 Ross Avenue, 31st Floor, Dallas, Texas 75201

BlackRock Financial Management, Inc., 55 East 52nd Street, New York, New York 10055

Brookfield Investment Management Inc., Brookfield Place, 200 Vesey Street, 10th Floor, New York, New York 10281

Calamos Advisors LLC, 2020 Calamos Court, Naperville, Illinois 60563

Columbus Circle Investors, Metro Center, One Station Place, 8th Floor South, Stamford, Connecticut 06902

D.G. Capital Management Trust, 260 Franklin Street, Suite 1600, Boston, Massachusetts 02110

Fiduciary Management, Inc., 100 East Wisconsin Avenue, Suite 2200, Milwaukee, Wisconsin 53202

Fred Alger Management, Inc., 360 Park Avenue South, New York, New York 10010

GlobeFlex Capital, LP, 4365 Executive Drive, Suite 720, San Diego, California 92121

Legg Mason Capital Management, Inc., 100 International Drive, Baltimore, Maryland 21202

Iridian Asset Management LLC, 276 Post Road West, Westport, Connecticut 06880

Mellon Capital Management Corporation, 50 Fremont Street, San Francisco, California 94105

Mondrian Investment Partners Limited, 10 Gresham Street, 5th Floor, London, EC2V 7JD, United Kingdom

Oaktree Capital Management, L.P., 333 S. Grand Ave., 28th Floor, Los Angeles, California 90071

Pacific Investment Management Company, LLC, 650 Newport Center Drive, Newport Beach, California 92660

Payden & Rygel, 333 S. Grand Avenue, Los Angeles, California 90071

Schroder Investment Management North America Inc., 875 Third Avenue, New York, New York 10022

Shenkman Capital Management, Inc., 461 Fifth Avenue, New York, New York 10017

Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119

SSGA Funds Management, Inc., State Street Financial Center, 1 Lincoln Street, Boston, Massachusetts 02111

STW Fixed Income Management, LLC, 6185 Carpinteria Avenue, Carpinteria, California 93013

Systematic Financial Management L.P., 300 Frank W. Burr Boulevard, 7th Floor, Teaneck, New Jersey 07666

T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, Maryland 21202

TimesSquare Capital Management, LLC, 7 Times Square, 42nd Floor, New York, New York 10036

Tukman Grossman Capital Management, Inc., 60 E. Sir Francis Drake Blvd., Larkspur, California 94939

Victory Capital Management Inc., 4900 Tiedeman Road, 4th Floor Brooklyn, Ohio 44144

Walter Scott & Partners Limited, One Charlotte Square, Edinburgh, Scotland EH2 4DR, United Kingdom

WEDGE Capital Management L.L.P., 301 South College Street, Suite 2920 Charlotte, North Carolina, 28202

Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210

Wells Capital Management Inc., 525 Market Street, San Francisco, California 94105

Western Asset Management Company, 385 E. Colorado Boulevard, Pasadena, California 91101

Western Asset Management Company Limited, 10 Exchange Square, Primrose Street, London, EC 2A2EN, United Kingdom

Westfield Capital Management Company, L.P., One Financial Center, Boston, Massachusetts 02111

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ICMA-RC Services, LLC, 777 N. Capitol Street, NE, Washington, DC 20002

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a) Depositor’s name(s) and addressees):

(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes     ☒ No

If Yes, for each UIT state: Not Applicable

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes         ☐ No

If Yes, state the date on which the board vote took place: May 2, 2016

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes         ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Under the fund’s Agreement and Declaration of Trust (“DOT”), shareholder approval is not required to liquidate and dissolve the fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes     ☐ No

(a) If Yes, list the date(s) on which the fund made those distributions:

The series of the fund were liquidated in three stages as follows:

October 3, 2016

Vantagepoint Model Portfolio Conservative Growth Fund

Vantagepoint Model Portfolio Traditional Growth Fund

Vantagepoint Model Portfolio Long-Term Growth Fund

Vantagepoint Model Portfolio Global Equity Growth Fund

Vantagepoint Milestone Retirement Income Fund

Vantagepoint Milestone 2010 Fund

Vantagepoint Milestone 2015 Fund

Vantagepoint Milestone 2020 Fund

Vantagepoint Milestone 2025 Fund

Vantagepoint Milestone 2030 Fund

Vantagepoint Milestone 2035 Fund

Vantagepoint Milestone 2040 Fund

Vantagepoint Milestone 2045 Fund

Vantagepoint Milestone 2050 Fund

Vantagepoint Milestone 2055 Fund

October 7, 2016

Vantagepoint Core Bond Index Fund

Vantagepoint Diversifying Strategies Fund

Vantagepoint Low Duration Fund

Vantagepoint Inflation Focused Fund

Vantagepoint High Yield Fund

Vantagepoint Overseas Equity Index Fund

October 14, 2016

Vantagepoint 500 Stock Index Fund

Vantagepoint Aggressive Opportunities Fund

Vantagepoint Broad Market Index Fund

Vantagepoint Discovery Fund

Vantagepoint Equity Income Fund

Vantagepoint Growth Fund

Vantagepoint Growth and Income Fund

Vantagepoint Mid/Small Company Index Fund

Vantagepoint International Fund

Vantagepoint Select Value Fund

(b)	Were the distributions made on the basis of net assets?

☒ Yes         ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes         ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☒ Yes          ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

On the liquidation date of each series, VantageTrust III Multiple Collective Investment Funds Trust, a collective investment trust sponsored and maintained by VantageTrust Company, LLC (“VTC”), was the sole record owner of all of the outstanding shares of such series. The fund’s investment adviser and VTC are both wholly owned subsidiaries of ICMA Retirement Corporation (“ICMA-RC”).

17.	Closed-end funds only: Not Applicable

Has the fund issued senior securities?

☐ Yes     ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes     ☒ No*

* On May 2, 2016, after consideration of the recommendation of Vantagepoint Investment Advisers, LLC (“VIA”), the investment adviser of the fund, the Board of Directors of the fund (“Board”) determined that it would be in the best interests of shareholders to liquidate the fund and approved plans of liquidation for each series (the “Plan”). Consistent with the Plan and VIA’s recommendation, the Board, and then the fund’s sole record shareholder, approved an amended and restated DOT, which established a liquidating trust (the “Liquidating Trust”) to provide for the payment of certain identified contingent or unmatured claims with respect to the following series of the fund: Vantagepoint Equity Income Fund, Vantagepoint Select Value Fund, Vantagepoint 500 Stock Index Fund, Vantagepoint Broad Market Index Fund, the former Vantagepoint Asset Allocation Fund and Vantagepoint Mid/Small Company Index Fund (the “Defendant Series”). (See response to Item 24). ICMA-RC, VIA’s parent company, serves as administrator of the Liquidating Trust and does not receive any fee in exchange for these services.

Each shareholder of record of the Defendant Series on the liquidation date received a pro rata beneficial interest in the Liquidating Trust based on the percentage of shares of the applicable Defendant Series held by such shareholder as of the liquidation date. As of the effective date of the Liquidating Trust, the Liquidating Trust held cash reserves totaling $8,429,000 which are held in a bank account for purposes of resolving certain contingent or unmatured claims. As soon as reasonably practicable after the satisfaction of any and all claims described in Item 24, the remaining Liquidating Trust assets will be distributed to the beneficiaries. See also response to Item 20.

The Liquidating Trust is not required to be registered under the Investment Company Act of 1940 (“1940 Act”) because all of its activities are incidental to its dissolution. See Section 7(a) of the 1940 Act.

If No,

(a) How many shareholders does the fund have as of the date this form is filed? None.

(b) Describe the relationship of each remaining shareholder to the fund: Not Applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes     ☒ No*

See response to Item 18.

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒ Yes*     ☐ No

* See also response to Item 18.

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The fund has retained cash and cash equivalents in the amount of $4,232,893

(b)	Why has the fund retained the remaining assets?

The fund has retained this cash and cash equivalents to pay for various fund expenses that have been accrued on the funds’ books and records as of the liquidation date but not yet paid as of the date of this filing. See Item 21.

(c)	Will the remaining assets be invested in securities?

☐ Yes         ☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒ Yes*         ☐ No

* See also response to Item 18.

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Accrued VIA Adviser Fee	$594,803
Accrued VTA Fund Services Fee	$530,956
Accrued Subadviser Fee	$921,762
Accrued Directors Fee	$243,420
Accrued Insurance Fee	$64,898
Accrued Legal Fee	$122,006
Accrued Audit & Tax Expense	$257,765
Accrued Communication Expense	$187,062
Accrued Consulting Expense	$68,491
Accrued Compliance Expense	$35,551
Accrued State License Fees & Memberships	$94,107
Accrued Accounting Fee	$303,915
Accrued Administration Fee	$311,333
Accrued Custody Fee	$496,824

TOTAL	$4,232,893

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The fund intends to pay these outstanding debts or other liabilities from amounts held in cash and cash equivalents at its custodian bank (see Item 20(b)).

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $1,405,718

(ii) Accounting expenses: $30,000

(iii) Other expenses (list and identify separately):

Board-related Expenses	$195,165
State Deregistration Fees	$41,148
Communication Expense	$21,213

(iv) Total expenses (sum of lines (i)-(iii) above): $1,693,244

(b) How were those expenses allocated?

Other than the Board-related expenses of $195,165, no liquidation expenses have been allocated to the fund.

(c) Who paid those expenses?

The fund paid the Board-related expenses of $195,165. The fund’s investment adviser paid for all other expenses associated with the liquidation and termination of the fund.

(d) How did the fund pay for unamortized expenses (if any)? Not Applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? ☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☒ Yes     ☐ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

Certain of the Defendant Series of the fund have been named as defendants in, and certain Defendant Series are subject to reasonably foreseeable, litigation arising in connection with a leveraged buyout transaction, with plaintiffs alleging state-law constructive fraudulent conveyance claims against various holders of securities (such as these series of the fund). This litigation, along with other state and federal actions arising out of such leveraged buyout transaction, has been consolidated into a multidistrict litigation proceeding. The claims set forth in these initial complaints have been dismissed, with such dismissal affirmed at the Circuit Court level. Such affirmation of dismissal is currently subject to a petition for certiorari pending appeal before the Supreme Court of the United States. In related actions, separate but similar complaints were filed against the defendants alleging similar claims under Federal law. The relevant district court issued a master case order setting forth briefing protocols, and staying this litigation pending the outcome of certain potentially dispositive dismissal motions. The Liquidating Trust currently intends to defend these claims. See also response to Item 18.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes         ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811- ________

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Vantagepoint Funds (ii) she is the Secretary of The Vantagepoint Funds and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/S/ Angela C. Montez
Angela C. Montez
Secretary, The Vantagepoint Funds